EXHIBIT 10.4
March 22, 2011

Steve Hare

Via Hand Delivery

Dear Steve:

Re: Award Agreement

Wendy's/Arby's Group, Inc. (“WAG” or the “Company”) is reviewing strategic alternatives for the Arby's brand, including a possible sale. If Arby's is sold, the headquarters for the remaining Company would be based in Ohio. In that case, your position would relocate to Ohio. Requiring you to move to Ohio without your consent is a “triggering event,” as defined in the December 18, 2008 letter agreement entered into by you and WAG. In addition, the sale of Arby's may result in a material reduction of your responsibilities under the December 18, 2008 letter agreement, which would also be a triggering event. In order to obtain your consent to the foregoing and to prevent a triggering event under the December 18, 2008 letter agreement, the Company is willing to provide you the following consideration, subject to the terms and conditions described in this letter.

Within 30 days following the closing of a sale of Arby's, provided you elect to move to Ohio, you would receive a lump sum payment of $750,000, subject to applicable taxes. If you voluntarily terminate your employment within three years of receiving this cash award or if your employment is terminated with or without cause (as that term is defined in the December 18, 2008 letter agreement between you and the Company) by the Company within three years of receiving the cash award, you would be required to pay back the amount of the award net of taxes on a prorated 36 month basis. The prorated repayment amount will be computed by multiplying $750,000 net of taxes by a fraction, the numerator of which is the number of whole fiscal months remaining between your termination date and the three year anniversary of your receipt of the cash award, and the denominator of which is 36. If the Company does not renew your employment under the December 18, 2008 letter agreement or you remain employed by the Company for three years after receiving the cash award, you would not have to pay back any of the cash award.

Within 30 days following the closing of a sale of Arby's, provided you elect to move to Ohio, you will be awarded restricted stock with a value of $750,000 on the day of the award. The restricted stock will vest three years after it is awarded (the “Stated Vesting Date”). The restricted stock will not vest if you voluntarily terminate employment or you are terminated with cause (as that term is defined in the December 18, 2008 letter agreement between you and the Company) prior to the Stated Vesting Date. However, if your employment is terminated without cause by the Company prior to the Stated Vesting Date, the restricted stock will vest on a prorated 36 month basis. The prorated number of shares that will vest will be computed by multiplying the number of restricted shares awarded by a fraction, the numerator of which is the number of whole or partial fiscal months from the date of the award to your termination date and the denominator of which is 36, rounded to the nearest whole share. If the Company does not renew your employment under the December 18, 2008 letter agreement, all of the restricted stock would vest on your last day of employment if earlier than the Stated Vesting Date. The restricted stock will also be subject to the terms and conditions of the stock award agreement.

The Company will also provide for your relocation from your home in Atlanta, per the Company relocation policy, as well as a $130,000 moving bonus payable 30 days following the closing of a sale of Arby's. If you voluntarily terminate your employment or are terminated with cause within twelve months of starting the relocation process, per the policy, you will be required to pay back benefits, net of taxes, you received under the policy.

If the WAG Board of Directors approves a sale of Arby's and if such sale closes, then you would receive a cash deal success bonus of $100,000 plus 0.15% of the consideration received by WAG (including cash, stock or other securities at fair market value received by WAG), which shall be paid to you no later than 30 days after closing. Consideration excludes all liabilities of Arby's or its affiliates assumed by the buyer. For purposes of the Agreement, “sale of Arby's” means the sale of a greater than 75% interest in Arby's, either through a stock sale or an asset sale, to an unrelated third party, provided that the Company ceases to have a controlling interest in the Arby's business in connection with such sale.

If Arby's is not sold you will not be required to relocate to Ohio and no benefit payments or equity will be payable or granted hereunder. In addition, you must be employed by the Company at the time that a sale of Arby's closes to be entitled to any of the benefit payments and equity grants otherwise payable hereunder. If the Arby's sale does not occur before June 30, 2012, then this letter agreement will become null and void, and neither you nor the Company will have any further rights or obligations under this agreement.

The payment of any amounts under this Agreement is conditioned upon and subject to your execution, on or after the closing of the sale of Arby's, of a release, which release has become effective and non-revocable no later than fifty-two (52) days following the closing of the sale of Arby's. The cash award, restricted stock award, moving bonus and deal success bonus under this Agreement will be made at the time otherwise provided for in this Agreement or not later than five (5) business days after such release has become effective and non-revocable, if later.

In exchange for the consideration described above, you consent to a relocation to Ohio if Arby's is sold and you will begin working full time in Ohio at the Company's request. You also hereby agree that you will not assert that a triggering event has occurred under the December 18, 2008 letter agreement due to you being required to relocate to Ohio or due to the sale of Arby's, which may result in a material reduction of your responsibilities. No terms or conditions of the December 18, 2008 letter agreement will change and both parties hereby acknowledge that the December 18, 2008 letter agreement remains in full force and effect. None of the payments made under this retention agreement will be used to calculate or offset any of the payments due, or that otherwise may become due (e.g. will not be used to calculate any severance that may be due) under the December 18, 2008 letter agreement, nor will they be taken into account in determining the amount of any other Company provided benefit.

This Agreement may only be modified, amended, suspended or terminated by a written instrument executed by both parties. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflict of laws principles thereof. This Agreement shall not constitute a guarantee of continued employment.

Sincerely,

/s/ Roland Smith

Roland Smith
President and Chief Executive Officer
Wendy's/Arby's Group, Inc.

Acknowledged and agreed to:	Date:

/s/ Steve Hare	March 27, 2011
Steve Hare
Please maintain a copy for your records.